Exhibit 99.1

ANNUAL INFORMATION FORM

JUST ENERGY GROUP INC.

(formerly Just Energy Income Fund)

JUNE 20, 2011

JUST ENERGY GROUP INC.

JUNE 20, 2011

ANNUAL INFORMATION FORM (1)

(1)	Except as otherwise indicated, all information in this Annual Information Form is as at March 31, 2011.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and documents incorporated by reference herein constitute forward-looking statements. These statements relate to future events and future performance. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “may”, project”, “predict”, “potential”, targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. The Company believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct. In particular, this Annual Information Form, and the documents incorporated by reference herein, contain forward looking statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, distributable cash, the ability to compete successfully and treatment under governmental regimes. Some of the risks that could affect the Company’s future results and could cause results to differ materially from those expressed in forward-looking statements include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuation in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition, difficulties encountered in the integration of acquisitions, dependence on certain suppliers. See “Risk Factors” for additional information on these and other factors that could affect the Company’s operations, financial results or distribution and dividend levels. These risks include, but are not limited to, risks relating to: credit, commodity and other market-related risks including availability of supply, volatility of commodity prices, availability of credit, market risk, energy trading inherent risk, customer credit risk, counterparty credit risk, electricity supply balancing risk, and natural gas supply balancing risk; operational risks including, reliance on information technology systems, reliance on third party service providers, outsourcing arrangements, dependence on independent sales contractors, independent representatives and brokers, electricity and gas contract renewals and attrition rates, cash distributions (and following the conversion transaction, dividends) are not guaranteed and will fluctuate with the performance of the Company, earnings volatility; model risk, commodity alternatives, capital asset and replacement risk, credit facilities and other debt arrangements, disruptions to infrastructure, expansion strategy and future acquisitions; legal, regulatory and securities risks including legislative and regulatory environment, investment eligibility, nature of convertible debentures, dilution from the issue of additional Shares; restrictions on potential growth, changes in legislation, dependence on federal and provincial legislation and regulation, environmental, health and safety laws, regulations and liabilities, disruptions to infrastructure or in the supply of fuel or natural gas and technological advances, and, in the case of NHS, buyouts and returns of water heaters, social or technological changes affecting the water heater, furnace or air-conditioner market, concentration and product failures of water heater, furnace and air-conditioner suppliers and geographic concentration of the Canadian water heater market; possible failure to realize anticipated benefits of the Hudson Energy Acquisition, reliance on key Hudson personnel, potential undisclosed liabilities associated with the Hudson Energy Acquisition, failure to protect Hudson’s intellectual property; possible failure to realize anticipated benefits of the Trust Conversion. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of future results. These forward-looking statements are made as of the date of this Annual Information Form and, except as required by law, the Fund does not undertake any obligation to publicly update or revise any forward-looking statements.

GLOSSARY

All capitalized terms not otherwise defined in the body of this Annual Information Form, shall have the meanings ascribed to them below.

“$90 Million Convertible Debentures” means the $90 million aggregate principal amount of 6.0% convertible unsecured subordinated debentures of the Company issued on October 2, 2007 pursuant to the $90 Million Debenture Indenture.

“90 Million Debenture Indenture” means the trust indenture dated as of October 2, 2007 between Universal and Computershare, as amended and supplemented pursuant to a First Supplemental Trust Indenture dated as of July 1, 2009 between JEEC (as successor to Universal) and Computershare and pursuant to a Second Supplemental Trust Indenture dated as of January 1, 2011 between the Company (as successor to JEEC) and Computershare.

“$330 Million Convertible Debentures” means the $330 million aggregate principal amount of 6.0% extendible unsecured subordinated debentures of Company issued on May 5, 2010 pursuant to the $330 Million Debenture Indenture.

“330 Million Debenture Indenture” means the trust indenture dated as of May 5, 2010 between the Fund and Computershare, as amended and supplemented pursuant to a First Supplemental Trust Indenture dated as of January 1, 2011 between the Company (as successor to the Fund) and Computershare.

“Alberta Energy Savings” means the limited partnership formed under the laws of the Province of Alberta with the name Alberta Energy Savings L.P.

“Belle Plaine Facility” means TGF’s ethanol facility and related infrastructures and facilities located in Belle Plaine, Saskatchewan.

“Board” and “Board of Directors” means the board of directors of the Company.

“BP” means collectively BP Energy Company, BP Canada Energy Marketing Corp., and BP Corporation North America and any other related affiliate with which Just Energy contracts.

“Bruce Power” means Bruce Power L.P.

“CBCA” means the Canada Business Corporations Act, as amended from time to time, including the regulations promulgated thereunder.

“CIBC” means Canadian Imperial Bank of Commerce, a Canadian chartered bank.

“CDS” means The Canadian Depository for Securities Limited.

“Commerce” means Commerce Energy, Inc. a corporation incorporated under the laws of California.

“Commodity Suppliers” means Gas Suppliers and Electricity Suppliers.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Just Energy Group Inc., a corporation created by a certificate of arrangement issued under the CBCA on January 1, 2011.

“Computershare” means Computershare Trust Company of Canada.

“Constellation” means collectively Constellation Energy Group Inc. and Constellation Energy Commodities Group, Inc. or any other related affiliate with which Just Energy contracts.

“Credit Facility” shall have the meaning attributed thereto under the heading “Credit Facility” on page 18 herein.

“Declaration of Trust” means the amended and restated declaration of trust for the Fund dated April 30, 2001 as amended and restated from time to time and terminated on December 31, 2010.

“DSGs” means deferred share grants (formerly DUGs – deferred unit grants), issued to Directors pursuant to the DSG Plan as a component of compensation paid to Directors in lieu of fees payable in cash and which are exchangeable subject to vesting and the other terms thereof into Common Shares on a 1:1 basis;

“DSG Plan” means the 2010 Directors’ Compensation Plan (formerly the Directors Deferred Unit Grant Plan) of the Company as amended from time to time;

“Electricity Contracts” means contracts entered into from time to time by Just Energy with customers for the supply of electricity and/or JustGreen products.

“Electricity Supplier” means a person who is an electricity producer or an electricity supply aggregator.

“Energy Contracts” means customer Gas Contracts and Electricity Contracts.

“EPCOR” means collectively or respectively, as the case may be, EPCOR Utilities Inc., EP Energy Marketing L.P., Capital Power EP Holdings Inc. and/or EPCOR Energy Alberta Inc., and each of their successors, as applicable.

“Exchangeable Shares” means exchangeable shares, series 1 in the capital of JEEC.

“Financial Statements” means the audited comparative consolidated financial statements of the Company as at and for the years ended March 31, 2011 and 2010, together with the notes thereto and the auditor’s report thereon.

“Fund” means Just Energy Income Fund, a trust established under the laws of the Province of Ontario on April 30, 2001, governed by the Declaration of Trust and wound up on December 31, 2010.

“Gas Contracts” mean customers Gas contracts entered into from time to time by Just Energy with customers for the supply of natural gas and/or JustGreen products.

“Gas Supplier” means a person who is a natural gas producer or natural gas supply aggregator.

“GJ” means gigajoules (one billion joules). A joule is a measurement of energy, with one gigajoule being equal to 0.95 million British thermal units or 26.53 m3 of natural gas.

“Hudson” means Hudson Energy Services LLC, a limited liability company formed under the laws of New Jersey.

“Hudson Acquisition Agreement” means the equity interest purchase agreement dated April 19, 2010 among JEUSC, Hudson Energy Corp., Hudson Parent Holdings, LLC, the stockholders and members of Hudson Energy and Lake Capital Partners LP, pursuant to which JEUSC acquired Hudson Energy.

“Hudson Energy Acquisition” means the indirect acquisition by the Fund of Hudson Energy on May 7, 2010.

“Independent Broker” means a person who serves in the capacity of an independent broker to solicit Energy Contracts using among other things, a web based sales portal to small to mid-size commercial and small industrial customers primarily associated with Hudson Energy Services

“Independent Contractor” means a person who serves in the capacity of an independent contractor to solicit Energy Contracts (including JustGreen and JustClean products), to residential, small to mid-size commercial and small industrial customers.

“Independent Representative” means a person who serves in the capacity of an independent representative under the multi-level marketing division to solicit Energy Contracts (including JustGreen products), to residential and small to mid-size commercial customers.

“Information Circular” means the management information circular of the Company dated May 20, 2011 in respect of the annual meeting of shareholders of the Company to be held on June 29, 2011.

“Intercreditor Agreement” means the fourth amended and restated intercreditor agreement made as of January 1, 2011 between the Company, certain of the Company’s Subsidiaries, CIBC, as Collateral Agent, Shell, BP, Constellation, Société Générale and Bruce Power, EDF Trading North America, LLC and National Bank of Canada, as amended and supplemented from time to time.

“JEC” means Just Energy Corp., a corporation incorporated under the OBCA and the former administrator of the Fund.

“JEEC” means Just Energy Exchange Corp., a corporation created by amalgamation under the CBCA on July 1, 2009 that amalgamated with, among others, Just Energy Group Inc. pursuant to the Trust Conversion, on January 1, 2011.

“JEOLP” means the limited partnership formed under the laws of the Province of Ontario with the name Just Energy Ontario L.P.

“JEUSC” means Just Energy (U.S.) Corp., a corporation incorporated under the laws of Delaware.

“Just Energy” means all or any one or more of the Company and the Subsidiaries thereof as the context implies or may require.

“Just Energy Alberta” means the limited partnership formed under the laws of the Province of Alberta with the name Just Energy Alberta L.P.

“kWh” means a kilowatt hour, the standard commercial unit of electric energy, with one kilowatt hour being the amount of energy consumed by ten 100 watt light bulbs burning for one hour.

“LDC” means local distribution company, the natural gas or electricity distributor for a geographic franchise area.

“m3” means a cubic meter or 0.03769 GJs.

“MD&A” means management’s discussion and analysis of the financial condition and operations of the Company for the year ended March 31, 2011.

“Momentis” means, collectively, Momentis Canada Corp., a corporation incorporated under the CBCA, and Momentis U.S. Corp., a corporation incorporated under the laws of Delaware.

“NHS” means National Energy Corporation, a corporation incorporated under the OBCA, doing business as National Home Services.

“OBCA” means the Business Corporations Act (Ontario), as amended from time to time, including the regulations promulgated thereunder.

“person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporate, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

“Preferred Shares” means the preferred shares of the Company.

“RCE” means a residential customer equivalent which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJ’s) of natural gas on an annual basis and, as regards electricity, 10,000 kWh of electricity on an annual basis, which represents respectively the approximate amount of gas and electricity used by a typical household.

“RSGs” means restricted share grants of the Company granted pursuant to the Company’s 2010 Restricted Share Grant Plan, as amended from time to time (formerly known as unit appreciation rights (UARs) of the Fund granted pursuant to the Fund’s 2004 Unit Appreciation Right Plan, as amended from time to time).

“Shareholders” means the holders from time to time of Common Shares and/or Preferred Shares and includes, the beneficial owners of such shares.

“Shell” means Shell Energy North America (Canada) Inc., Shell Energy North America (U.S.) L.P. and any other related affiliate with which Just Energy contracts.

“Subsidiary” has the meaning ascribed thereto in the CBCA and includes all limited partnerships directly or indirectly controlled by the Company.

“TGF” means Terra Grain Fuels Inc., a corporation amalgamated under the CBCA.

“Trust Conversion” shall have the meaning attributed thereto under the heading “Three Year History – Trust Conversion” on page 9 herein.

“TSX” means the Toronto Stock Exchange.

“Units” means the units of the Fund, each unit representing an equal undivided beneficial interest therein.

“Universal” means Universal Energy Group Ltd., a corporation incorporated under the CBCA and amalgamated with JEEC on July 1, 2009.

“Universal Acquisition” means the indirect acquisition by the Fund of all of the outstanding common shares of Universal on July 1, 2009.

“Universal Acquisition Agreement” means the amended and restated arrangement agreement dated effective as of April 22, 2009 among the Fund, JEC, UEGL Acquisition Corp. and Universal, pursuant to which the Fund indirectly acquired all of the outstanding common shares of Universal.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

THE COMPANY

Just Energy Group Inc.

The Company is a CBCA corporation created on January 1, 2011 pursuant to a plan of arrangement approved by Unitholders on June 29, 2010 and by the Alberta Court of the Queen’s Bench on June 30, 2010 (the “Trust Conversion”). See “General Development of the Company – Three Year History – Conversion Transaction” on page 9 for further details on the Trust Conversion and “Articles of Arrangement of the Company” on page 7 for a detailed description of Articles and Shares of the Company. The head office of the Company is located at 6345 Dixie Road, Suite 200, Mississauga, Ontario, L5T 2E6 and its registered office is located at First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E1. The Company holds, directly and indirectly, securities of all of its operating Subsidiaries.

The Fund (the Company’s predecessor) completed its initial public offering of Units on April 30, 2001 at a price of $2.50 per Unit (post-splits) pursuant to a final prospectus dated April 20, 2001 and completed a subsequent sale of Units (post-splits) pursuant to the exercise of an over-allotment option on May 16, 2001. The Fund and JEC subdivided their units and shares twice since July 17, 2002.

Commencing operations in 1997, Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the price at which it purchases the associated volumes from its Commodity Suppliers.

Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity purchased from Just Energy sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business associated with the gas purchased from Just Energy. The JustClean program allows customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy. Management believes that the JustGreen and JustClean products will not only add to profits, but also increase sales receptivity, improve renewal rates and access markets that have not deregulated energy choice for consumers.

In addition, through NHS, Just Energy rents and sells high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. The 2011 fiscal year evidenced significant geographic and product expansions for NHS, during which the division expanded its reach to the entire Province of Ontario. As at March 31, 2011, NHS had a cumulative installed base of approximately 115,200 water heaters, 2,600 furnaces and 800 air conditioners.

Through its subsidiary, TGF, Just Energy also produces and sells wheat-based ethanol.

In calendar 2011, through Hudson Energy Solar Corp., Just Energy launched a solar business in New Jersey, providing customers with the ability to receive solar power through panels installed on their roofs.

Organizational Structure of the Company

The following diagram sets forth the simplified organizational structure of the Company.

Notes:

(1)	The Canadian Subsidiaries are corporations, limited partnerships, and unlimited liability companies directly or indirectly wholly-owned by the Company. The Canadian operating Subsidiaries are Just Energy Ontario L.P. (Ontario); Just Energy Alberta L.P. (Alberta); Alberta Energy Savings L.P. (Alberta); Just Energy Manitoba L.P. (Manitoba); Just Energy B.C. Limited Partnership (British Columbia); Just Energy Québec L.P. (Quebec); Just Energy Trading L.P. (Ontario); Momentis Canada Corp. (Ontario); National Energy Corporation (Ontario) d/b/a National Home Services, Hudson Energy Canada Corp. (Canada) and Terra Grain Fuels Inc. (Canada).

(2)	Just Energy Corp. is the general partner of each of the Canadian limited partnerships noted in (1) above.

(3)	The U.S. Subsidiaries are corporations, limited liability companies and limited partnerships indirectly wholly-owned by the Company and are incorporated or formed, as applicable, under the laws of the State of Delaware, unless otherwise noted. The U.S. operating Subsidiaries are Just Energy (U.S.) Corp.; Just Energy Illinois Corp.; Just Energy Indiana Corp.; Just Energy Massachusetts Corp.; Just Energy New York Corp.; Just Energy Texas I Corp.; Just Energy Texas LP (Texas); Just Energy Pennsylvania Corp.; Commerce Energy, Inc. (California); Just Energy Marketing Corp.; Just Energy Michigan Corp.; Momentis U.S. Corp.; Drag Marketing LLC; Hudson Energy Services LLC (New Jersey); Just Energy Limited; and Hudson Energy Solar Corp.

Articles of Arrangement of the Company

Share Capital of the Company

The authorized share capital of Company consists of an unlimited number of Common Shares and 50,000,000 Preferred Shares of which, as of May 31, 2011, 137,337,229 Common Shares and no Preferred Shares were issued and outstanding.

Common Shares

Each Common Shares entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the Company and to one vote per share at such meetings (other than meetings of another class of shares of the Company). The holders of Common Shares are, at the discretion of the Board and subject to the preferences accorded to the holders of preferred shares and any other shares of the Company ranking senior to the Common Shares from time to time, as well as applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares.

Preferred Shares

The Board may at any time in accordance with the CBCA issue Preferred Shares in one or more series, each series to consist of such number of shares and rights, privileges, restrictions and conditions as may be determined by the Board prior to such issuance. Except where specifically provided by the CBCA, the holders of the Preferred Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Company and shall not be entitled to vote at any such meeting. The holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Company ranking junior to the preferred shares from time to time, to be paid rateably with holders of each other series of preferred shares, the amount of accumulated dividends, if any specified as being payable preferentially to the holders of such series.

Liquidation, Dissolution or Winding-up

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets among its shareholders, the holders of the Preferred Shares and Common Shares shall be entitled, after payment of all liabilities of the Company, to share in all remaining assets of the Company as follows:

(a)	the holders of the Preferred Shares shall be entitled in priority to holders of Common Shares and any other shares of the Company ranking junior to the Preferred Shares from time to time, to be paid rateably with holders of each other series of Preferred Shares in the amount, if any, specified as being payable preferentially to the holders of such series; and

(b)	the holders of the Common Shares shall be entitled, subject to the preferences accorded to holders of Preferred Shares and any other shares of the Company ranking senior to the Common Shares from time to time, to share equally, share for share, in the remaining property of the Company.

THREE YEAR HISTORY OF THE COMPANY

During the past three years the Company has been involved in several significant events, including acquisitions and related financings, internal reorganizations, a re-branding, the expansion of its business by organic growth and the Trust Conversion. These events are described below in chronological order.

Acquisition of Assets of CEG Energy Options Inc.

On August 14, 2008, Just Energy purchased substantially all of the commercial and residential customer contracts of CEG Energy Options Inc. (“CEG”) in British Columbia for $1.8 million. CEG was a Western Canada marketer of natural gas. The customer contracts had annualized volumes of approximately 4.9 million GJs.

Name Change

The name of the Fund was changed from Energy Savings Income Fund to Just Energy Income Fund pursuant to an amendment to the Fund’s Declaration of Trust dated May 14, 2009 and effective June 1, 2009, at which time the TSX trading symbol was changed from SIF.UN to JE.UN. At approximately the same time or shortly thereafter the corporate names of most of the operating Subsidiaries were changed to incorporate the Just Energy name. The Company holds the registered trademark “Just Energy” in Canada and the United States.

Universal Acquisition

On July 1, 2009, Just Energy completed the Universal Acquisition pursuant to the Universal Acquisition Agreement, acquiring all of the outstanding common shares of Universal in accordance with a plan of arrangement. Under the plan of arrangement, Universal shareholders received 0.58 of an Exchangeable Share for each Universal common share held. Each Exchangeable Share was exchangeable for one Unit at any time at the option of the holder and entitled the holder to a monthly dividend equal to 66 2/3% of the monthly distribution (including any special distribution) paid by Just Energy on a Unit. Just Energy also assumed all of the covenants and obligations of Universal in respect of the $90 Million Convertible Debentures. Universal also owned a 66 2/3% interest in TGF, which owns the Belle Plaine Facility (the Company subsequently acquired the remaining 1/3rd interest in TGF – see

“EllisDon Put Option” below). In addition, Universal marketed water heaters to residential customers in the Province of Ontario through NHS. The Universal acquisition increased Just Energy’s market share and provided entry into new geographic markets, including, without limitation, Michigan, Ohio, California, New Jersey, Maryland and Pennsylvania, as well as accelerating Just Energy’s entry into the water heater rental business.

A Business Acquisition Report in respect of the Universal Acquisition is available on the Company’s SEDAR profile at www.sedar.com.

Concurrently with the Universal Acquisition, Just Energy amended and restated its Credit Facility, increasing the credit line from $150 million to $270 million.

NHS Water Heater Financing

On January 18, 2010 NHS and Home Trust Company (“HTC”), a wholly-owned subsidiary of Home Capital Group Inc., entered into a long-term financing agreement to finance current and future water heater installations by NHS. Under the agreement (as amended and supplemented from time to time), NHS borrows an amount equal to the five-, seven- or ten-year cash flow with respect to each NHS water heater, furnace or air-conditioner customer rental contract entered into in Ontario, discounted at an agreed rate. HTC is then paid an amount equal to the customer payments on the contracts for the cash flow term selected. Following the end of the term, the residual rental payments over the life of the water heaters, furnaces and air-conditioners are paid to NHS. The expected life of a water heater, furnace and air conditioner is approximately 15 years.

Establishment of Momentis

In 2010, the Company commenced multi-level marketing for the sale of Energy Contracts through its Momentis Subsidiaries. Momentis currently markets Energy Contracts in the Province of Ontario and in the States of New York, Illinois, Ohio, Indiana and, as of May 2011, Texas.

Financing of Hudson Energy

On May 5, 2010, the Fund completed a public offering of the $330 Million Convertible Debentures to finance the purchase price and related costs of the Hudson Energy Acquisition (see “Hudson Energy Acquisition” below).

Hudson Energy Acquisition

On May 7, 2010 Just Energy completed the acquisition of Hudson Energy in accordance with the Hudson Acquisition Agreement. Hudson Energy sold natural gas and electricity primarily to small to mid-size commercial customers in New York, New Jersey, Texas, and Illinois. The consideration for the acquisition was approximately US$304.2 million, adjusted by customary working capital adjustments, payable as to US$295 million in cash at closing, and a post-closing deferred payment of US$9.2 million, payable in four equal quarterly instalments during the first year following closing. On October 7, 2010, the purchase price was reduced by US$1,151,363 in accordance with the post-closing adjustment terms of the Hudson Acquisition Agreement. Since the acquisition, Hudson has expanded into Ontario, Massachusetts and Pennsylvania. Hudson has also facilitated the growth of the Company’s commercial business through its broker network in California, Ohio, Alberta and British Columbia.

A Business Acquisition Report in respect of the Hudson Energy acquisition is available on the Company’s SEDAR profile at www.sedar.com.

Trust Conversion

On June 29, 2010 the holders of: (a) Units of the Fund; (b) Class A Preference Shares of JEC (the “Class A Preference Shares”), and (c) Exchangeable Shares, approved a plan of arrangement pursuant to section 192 of the CBCA, the effect of which was, with the approval of the Alberta Court of Queen’s Bench, to authorize the conversion of the Fund to the Company, on January 1, 2011 (the “Conversion Date”), so that immediately prior to the Conversion Date, the Fund was dissolved and effective as of the Conversion Date:

1.	A Certificate of Arrangement was issued under the CBCA amalgamating the predecessor of the Company (Just Energy Group Inc.), JEEC and certain other entities to create the Company;

2.	Each one Unit, each one Class A Preference Share and each one Exchangeable Share became a Common Share of the Company;

3.	The Units were delisted from the TSX effective December 31, 2010 and the Common Shares were listed and commenced trading on the TSX on January 4, 2011, the first business day of 2011, with the trading symbol “JE”;

4.	The 6% $330 million principal amount of extendible subordinated convertible debentures of the Fund were delisted from the TSX effective December 31, 2010 and were listed and commenced trading on the TSX on January 4, 2011 as the $330 Million Convertible Debentures of the Company, with the trading symbol JE.DB;

5.	The 6% $90 million subordinated convertible debentures of JEEC were delisted from the TSX effective December 31, 2010 and were listed and commenced trading on the TSX on January 4, 2011 as the $90 Million Convertible Debentures of the Company with the trading symbol JE.DB.A;

6.	The UAR Plan of the Fund became the RSG Plan of the Company;

7.	The DUG Plan of the Fund became the DSG Plan of the Company;

8.	The Option Plan of the Fund became the Option Plan of the Company;

9.	The Distribution Reinvestment Plan of the Fund became the Dividend Reinvestment Plan of the Company;

10.	The Board of Directors of JEC (formerly the administrator of the Fund), became the Board of Directors of the Company; and

11.	The Company and its subsidiaries seamlessly continued to carry on the business previously carried on by the Fund and its Subsidiaries;

Concurrently with the Trust Conversion, Just Energy amended and restated its Credit Facility to, among other things, increase the credit line from $270 million to $350 million.

EllisDon Put Option

On November 17, 2010, the minority shareholder of TGF, EllisDon Design Build Inc. (“EllisDon”), exercised its right to put its one-third equity interest in TGF to JEEC for $10 million of Exchangeable Shares. On January 4, 2011 the Company issued 689,940 Common Shares to EllisDon to effect the put option in exchange for EllisDon’s 1/3rd interest in TGF, and TGF became a wholly-owned subsidiary of the Company.

BUSINESS OF JUST ENERGY

General

The principal business of the Company’s Subsidiaries involves the sale of natural gas and/or electricity to residential and small to mid-sized commercial customers, under fixed-price, price-protected and variable-rate Energy Contracts. By fixing the price of natural gas or electricity under its fixed-price, price-protected and variable rate Energy Contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. The Company derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the price at which it purchases the associated volumes from its Commodity Suppliers. The Company’s operating Subsidiaries currently carry on business in Canada in the provinces of Ontario, Manitoba, Québec, British Columbia and Alberta and in the United States in the states of Illinois, New York, Indiana, Michigan, Ohio, New Jersey, California, Maryland, Pennsylvania, Massachusetts, Virginia, Georgia, Texas and Florida.

In the Province of Ontario, the Company also rents and sells high efficiency and tankless water heaters, furnaces and air-conditioners through its Subsidiary, NHS. In addition, the Company’s Subsidiary, TGF owns and operates a wheat-based ethanol facility in Belle Plaine, Saskatchewan.

The Company also offers green products through its JustGreen and JustClean programs. JustGreen is a program giving customers the option to purchase energy on a fixed-price, price-protected or variable-rate and have all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass and/or their gas consumption offset by carbon credits, thus allowing the customer to reduce or eliminate the carbon footprint of their homes or businesses. In Ontario and Florida, the Company offers customers the ability to reduce their carbon footprint without the purchase of commodity from Just Energy through its JustClean program. Management is considering offering JustClean in other jurisdictions in North America.

The map in Fig-1 below shows the jurisdictions in Canada and the United States in which Just Energy operates.

Natural Gas

Just Energy offers natural gas customers a variety of products ranging from five-year fixed-price contracts to month-to-month variable-price offerings in the Provinces of Ontario, Québec, British Columbia, Alberta and Manitoba and in the States of Michigan, New York, Illinois, Indiana, Ohio, California and Pennsylvania. Although customers purchase their gas supply through Just Energy, the LDC is still mandated, on a regulated basis, to distribute the gas. Except in Alberta, the LDCs provide billing and, except in Alberta, Illinois and California, the LDCs provide collection services, including the collection and remittance to Just Energy of the commodity portion of each customer’s account for a small monthly fee. In Illinois, the LDC provides collection services only until the account is delinquent. In Ontario, British Columbia, Manitoba, Quebec, New York, Ohio and Michigan, each LDC assumes 100% of the credit (receivable) risk associated with default in payment by residential and commercial customers. In all Canadian markets except for Alberta, the LDCs pay Just Energy for the gas when it is delivered. In other jurisdictions Just Energy is paid upon consumption by the customers.

In Alberta, Just Energy is required to invoice and receive payments directly from its customers. To facilitate this obligation, Alberta Energy Savings entered into a five year agreement with EPCOR in 2004 for the provision of billing and collection services in Alberta. The five year agreement with EPCOR was amended and extended in December 2008 providing that EPCOR will continue to provide billing and collection services for Alberta Energy Savings’ existing customers until November 30, 2011, following which Just Energy Alberta will provide these services to Alberta Energy Savings’ customers. In August of 2009, Just Energy, through Just Energy Alberta, commenced selling natural gas to new Alberta customers and has commenced billing and collection services directly for all new customers signed and renewed customers.

As of March 31, 2011, Just Energy had Gas Contracts in Canada representing approximately 656,000 RCEs and in the United States representing approximately 574,000 RCEs.

Electricity

In the Provinces of Ontario and Alberta and the States of New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California and Massachusetts, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. The customers experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

The LDCs provide billing in all electricity markets except Alberta (see “Business of Just Energy – Natural Gas”) and Texas. The LDCs also provide collection services, including the collection and remittance to Just Energy of the commodity portion of each customer’s account for a small monthly fee, except in Alberta, Illinois, California and Texas. In Illinois, the LDC provides collection services only until the account is delinquent. In Texas, Just Energy bills and collects itself. In Ontario, New York, Pennsylvania, New Jersey, Maryland, Michigan and Massachusetts each LDC assumes 100% of the credit (receivable) risk associated with default in payment by residential and commercial customers.

As of March 31, 2011, Just Energy had Electricity Contracts in Canada representing approximately 736,000 RCEs and in the United States representing approximately 1,348,000 RCEs.

Commercial Business (Hudson Energy)

On May 7, 2010 Just Energy acquired Hudson Energy with a significant book of Energy Contracts in New York, New Jersey, Illinois and Texas. The management of Just Energy believes that Hudson Energy’s strength in the commercial customer segment is a strong strategic fit and will significantly accelerate Just Energy’s development as a leading North American energy marketing business. Hudson generates the majority of its sales through a large network of Independent Brokers in addition to exclusive brokers and inside sales teams. With its web based sales portal, Hudson Energy also has technology that enables more efficient selling of products to commercial customers by delivering pricing and contracts real time to facilitate efficient deal execution. Since the acquisition, Hudson Energy has expanded into a number of jurisdictions, including Ontario, Massachusetts and Pennsylvania. Hudson Energy has also facilitated the growth of the Company’s commercial business through its broker networks in Alberta, British Columbia, California and Ohio. Just Energy and Hudson have commercial Energy Contracts representing approximately 1.3 million RCEs (including 660,000 RCEs acquired through the acquisition).

JustGreen and JustClean Products

Just Energy also offers green products through its JustGreen and JustClean programs. Sales of the JustGreen and JustClean products continue to support and reaffirm the strong customer demand for green energy products in all markets. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity purchased from Just Energy sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business associated with the gas purchased from Just Energy. Just Energy believes that these JustGreen products will not only add to profits, but also increase sales receptivity and improve renewal rates. When a customer purchases a unit of JustGreen, it creates a contractual obligation for Just

Energy to obtain renewable energy certificates or carbon offsets of a quantity at least equal to the demand created by the customer’s purchase. The Company currently sells JustGreen gas in Ontario, British Colombia, Alberta, Michigan, New York, Ohio, Pennsylvania, and Illinois and JustGreen electricity in Ontario, Alberta, New York, Texas, Massachusetts, and Pennsylvania. JustGreen sales are expanding in the remaining markets. Of all residential customers who contracted with Just Energy in the year ending March 31, 2011, 36% purchased JustGreen for some or all of their energy needs. On average, these customers elected to purchase 90% of their consumption as green supply.

Just Energy also launched its JustClean product in Ontario and Florida in the first half of calendar 2011. JustClean allows homeowners the opportunity to offset their carbon footprint without purchasing commodity from Just Energy. This product can be offered in all states and provinces and is not dependent on energy deregulation.

To date, Just Energy’s programs have helped its customers offset carbon emissions, equivalent to taking 76,000 passenger vehicles off the road for an entire year and have injected enough renewable power into the electricity grid to power 195,000 homes for a year. The Company has retained an independent auditor to validate its renewable and carbon offset purchases annually to ensure that customer requirements have been matched or exceeded with relevant carbon offsets or renewable energy certificates for both JustGreen and JustClean products. Grant Thornton LLP performed this review for calendars 2009 and 2010 and determined that Just Energy was compliant.

National Home Services Division

NHS was acquired on July 1, 2009 as part of the Universal Acquisition and was subsequently merged with the business of Newten Home Comfort L.P., the Company’s former water heater division. NHS rents and sells residential customers high efficiency water heaters, furnaces and air-conditioners in Ontario. The combined installed water heater base when Just Energy acquired Universal on July 1, 2009 was 38,000. The 2011 fiscal year experienced significant geographic and product expansions for NHS. The division began marketing its products in the Union Gas territory in Ontario, expanding its reach to the entire Province. It also rolled out an offering of furnace and air conditioner rentals and sales. As at March 31, 2011, NHS had a cumulative installed base of approximately 115,200 water heaters, 2,600 furnaces and 800 air conditioners. Currently, NHS is installing an average of approximately 850 water heaters, 75 furnaces and 40 air conditioners per week.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of dividends, separate non-recourse financing of this capital is appropriate. Accordingly, NHS entered into a long-term financing agreement with Home Trust Company (“HTC”) for the funding of the water heaters, furnaces and air-conditioners for NHS in the Enbridge gas and Union Gas distribution territories. See “Financing – NHS Financing” on page 20 for further details.

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. In this manner, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund dividends. The result should be a valuable asset, which will generate strong cash returns following repayment of the HTC financing.

Terra Grain Ethanol Facility

TGF continues to remain focused on improving the plant production and run time of the Belle Plaine, Saskatchewan, wheat-based ethanol facility. For the year ended March 31, 2011, the plant achieved an average production capacity of 78%, a significant increase from average production capacity of 62% in the prior comparative period. The Phase 1 grain-milling upgrade done in late fiscal 2010 has allowed the plant to achieve daily milling rates exceeding nameplate capacity from time to time. In the fourth quarter of 2011, the plant achieved average production capacity of 86%. TGF receives a federal subsidy based on ethanol production of $0.10 per litre produced, reducing to $0.08 per litre through fiscal 2012 and reducing to $0.05 per litre by fiscal 2015 when the subsidy ends.

Marketing

Residential customers are solicited primarily on a door-to-door basis by Independent Contractors, who are not employees of Just Energy or NHS. Commencing in April 2010, customers are also solicited through a multi-level marketing program by Momentis utilizing Independent Representatives. Just Energy also utilizes a Florida based telemarketing centre. Hudson Energy primarily employs Independent Brokers utilizing a web based sales portal to solicit Energy Contracts.

Marketing also involves Internet sales through a partnership arrangement with Red Ventures LP, a South Carolina based customer aggregation marketing company. The elapsed period between the time when a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to six months. The cost for obtaining a new customer and related expenses currently includes commissions payable to Independent Contractors, Independent Brokers and Independent Representatives, salaries paid to the marketing and customer service departments which support the Independent Contractors, Independent Brokers and Independent Representatives, salaries paid to customer service representatives who verify the customer contracts, the costs of printing contracts, bonus awards, advertising costs and the costs of promotional materials. The ability of Just Energy to contract large numbers of customers at a reasonable cost has been a key ingredient in the success of Just Energy.

Retention

Legislation and regulations related to the renewal of consumer contracts in general or Energy Contracts in particular can affect Just Energy’s ability to automatically renew customers upon notice, thereby affecting the percentage of existing customers with Energy Contracts that are renewed at the end of their initial term. However, as more of Just Energy’s customers’ contracts come up for renewal, Just Energy has made it a priority to focus on renewals and is using a variety of marketing methods in its retention efforts, including direct-mail, door-to-door and telemarketing. As part of these retention efforts, electricity and natural gas customers may be contacted for early renewal of their contracts under a blend and extend offer. These customers are offered a lower rate, compared to their current contracted rate, but the term of their contract is extended up to five more years. Consequently, Just Energy may experience a reduction in margins in the short term but will gain additional future margins. In fiscal 2011, the renewal rate for Gas Contracts was 65% in Canada and 73% in the United States and the renewal rate for Electricity Contracts was 61% in Canada and 66% in the United States.

Supply Arrangements

Commodity

For fixed-price contracts, Just Energy purchases gas and electricity supply through physical or financial transactions with Commodity Suppliers in advance of marketing, based on forecasted customer aggregation for residential and small commercial customers. For larger commercial customers, electricity and gas supply is generally purchased concurrently with the execution of a contract. Each LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. For natural gas, some LDCs may require Just Energy to inject gas into storage in the summer for delivery to customers in the winter pursuant to a preset delivery schedule.

Just Energy mitigates exposure to weather variations through active management of the electricity and gas portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives. The expected cost of this strategy is incorporated into the price to the customer. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. Volume variances may result in either excess or short supply. In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Further, customer margin is lowered proportionately to the decrease in consumption. In the case of greater than expected consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Consequently, customer margin increases proportionately to the increase in consumption. For electricity, to the extent that supply balancing is not fully covered through customer pass-throughs, active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

Just Energy transacts with a number of different counterparties for its energy supply, however its primary Suppliers participate in an Intercreditor Agreement pursuant to which the Commodity Suppliers and lenders of Just Energy share in the collateral provided by Just Energy. The supply participants to the Intercreditor Agreement are Shell, BP, Constellation, Société Générale, Bruce Power, EDF Trading North America, LLC and National Bank of Canada (collectively, the “Secured Suppliers”). Certain of these Commodity Suppliers also assist in managing, balancing and/or scheduling gas and/or power requirements in certain markets for a fee pursuant to additional agreements.

Just Energy’s financial obligations to the Secured Suppliers are secured by general security agreements providing for, among other things, a priority security interest over all customer contracts (except for those contracts owned by Alberta Energy Savings). If the Secured Suppliers default in their obligations to deliver gas and electricity to Just Energy, or if Just Energy defaults in its obligations to accept delivery of gas or electricity, the contractual arrangements between them contain provisions requiring, subject to force majeure, the payment of various amounts by the defaulting party to the non-defaulting party, including liquidated damages. To date, neither the Secured Suppliers nor Just Energy has failed to fulfil their respective obligations.

Just Energy has also entered into contractual arrangements for the physical purchase or financial hedge of gas and electricity supply from other Commodity Suppliers. Although the contractual arrangements with these other Commodity Suppliers are not secured on the same basis as the transactions with the Secured Suppliers, in certain circumstances, security for the obligations of Just Energy to these other Commodity Suppliers or vice versa is provided by way of letter of credit. In addition, EPCOR has taken security over the customer contracts of Alberta Energy Savings.

JustGreen/JustClean

On behalf of its customers, Just Energy purchases and retires renewable energy credits and carbon offsets from certified sources for greenhouse gas reduction and green energy production matched to offset its customers’ average electricity and/or natural gas use for those customers who elect to purchase JustGreen or JustClean. Just Energy attempts to purchase the renewable energy credits and carbon offsets from facilities, such as wind farms, solar, biomass projects and landfill gas projects located in the local jurisdiction in which it is selling its JustGreen and JustClean products to customers (see Fig-2 below for a map of the projects). The Renewable Energy Credits are Green-e (U.S.) and EcoLogo (Canada) certified; and the carbon offset projects are Climate Action Reserve, Voluntary Carbon Standard or American Carbon Registry certified in the U.S., and meet the ISO 14064 Standard in Canada. To date, Just Energy’s contractual commitments to green projects in Canada and the United States total approximately $40 million. Overall, JustGreen supply now makes up 6% of the overall gas portfolio, up from 2% a year ago, and 10% of the electricity portfolio, up from 5% on the same date last year.

FIG-2

Competition

Management of Just Energy believes it has significant competitive advantages over other energy retailers in that it has: (i) a marketing and sales organization which has achieved significant success in commodity and green product sales; (ii) a responsive customer care and customer service process; (iii) a disciplined management of commodity, JustGreen/JustClean products, water heater, furnace and air conditioner purchases; (iv) products priced to achieve stable margin growth vs. customer growth in all business sectors (v) evolving sales channels; and (vi) growth of Just Energy’s commercial business through Hudson Energy. The industry credibility of Just Energy’s Affiliates is based on the long-term experience of its management team relating to the deregulation of natural gas and electricity and their innovations in providing consumer choices including its JustGreen/JustClean product offerings within the direct purchase market.

Industry Competition

Natural Gas and Electricity

Other than LDCs (discussed below) Just Energy’s largest competitors in Canada and the United States are Direct Energy Marketing Ltd.(which is owned by Centrica plc), IGS Energy Inc., NRG Energy Inc., which owns Green Mountain Energy Company and Reliant Energy, Gateway Energy Services Corporation (which is owned by Direct Energy), MXenergy Inc. and MXenergy Electric Inc. (which are owned by Constellation) and Superior Energy Management (a division of Superior Plus LP, which is owned by Superior Plus Corp.). Ambit Energy and Stream Energy are the largest competitors with respect to Just Energy’s network marketing channel, Momentis.

Just Energy has natural gas and electricity competition in every jurisdiction in which it carries on business. Generally, competitors are local in nature with a few extending to multiple jurisdictions. There can be upwards of twenty competitors in many markets. The nature and product offerings vary by jurisdiction. It is possible that new entrants may enter the market and compete directly for the customer base that Just Energy targets, slowing or reducing its market share. The LDCs are currently not permitted to make a profit on the sale of the gas and electricity commodity to their supply customers. If the LDCs are permitted by changes in the current regulatory framework to sell natural gas at prices other than cost, their existing customer bases could provide them with a significant competitive advantage. This may limit the number of customers available for marketers including Just Energy. To the extent that Just Energy is successful through its marketing program in educating customers, it believes that it can be successful in signing LDC customers to Gas Contracts and Electricity Contracts. Currently, Just Energy does not view the LDCs as true competitors, but rather as a supplier of last resort for customers.

JustGreen/JustClean

Just Energy is one of the largest purchasers of carbon offsets and renewable energy certificates in North America. The most significant competitors with respect to Just Energy’s JustGreen and JustClean products are Green Mountain Energy Company in the United States and Bullfrog Power in Canada.

Water heaters, Furnaces and Air conditioners

As alternatives to renting water heaters, furnaces or air conditioners from NHS, persons may purchase or own a water heater, or rent a water heater from a competitor. Direct Energy/Enercare (Enbridge territory) and Reliance Home Comfort (Union Gas territory) operate water heater, furnace and air conditioner rental programs for Ontario residents (including the new home construction market) which compete with NHS’ rental programs, as do several smaller rental providers.

Ethanol

The largest Canadian ethanol producers in Canada with whom TGF competes are Greenfield Ethanol, Suncor and Husky Energy. If TGF sells ethanol in the United States, it would compete with, among others, Archer Daniels Midland Company (the single largest producer in the ethanol industry). The North American ethanol industry also includes many small, independent firms and farmer-owned cooperatives. Management believes that the Belle Plaine Facility’s capacity is generally comparable to the capacity of the facilities owned by TGF’s primary competitors. There has been considerable consolidation of ethanol producers in the United States as a result of declining commodity prices and tightening credit markets.

TGF believes that its ability to compete successfully in the ethanol production industry depends upon many factors, including the price of feedstock, reliability of its production processes and delivery schedule, transportation costs and volumes of ethanol produced and sold.

With respect to distillers grains, TGF competes with other ethanol producers, as well as a number of large and small suppliers of competing livestock and dairy feed. TGF believes the principal competitive factors are price, proximity to purchasers and product quality.

Energy Source Competition

Natural gas enjoys advantages over electricity and other fossil fuels, including the fact that it is readily available through vast transmission and distribution systems and has significant environmental advantages compared to other fossil fuels, which management believes should result in consumers continuing to switch to natural gas for their energy needs. However, the price advantage which natural gas at one time enjoyed over these other forms of energy will be diminished if the price of natural gas increases and, to the extent that consumers have the capacity to switch to the use of other forms of energy, such increases in the price of natural gas could result in other sources of energy providing more significant competition to Just Energy’s natural gas offering. With regard to Just Energy’s customer base, while some of its mid-sized industrial and commercial customers may be in a position to select an alternate energy source, this option would normally not be available to its residential, small to mid-size commercial and small industrial customers without significant capital cost. Accordingly, while major industrial users (a market segment not served by Just Energy) can indeed change from one source of energy to another to take advantage of commodity price differentials, this requires installation of equipment which is generally not economic for residential or small to mid-size commercial and small industrial users. Currently, there is no foreseeable alternative for power.

Environmental Protection

With respect to the sale of natural gas and electricity, Just Energy does not view potential environmental liabilities as a significant concern. Just Energy does not have physical control of the natural gas or electricity or any facilities used to transport it. Therefore, any potential liability of Just Energy for gas leaks or explosions during transmission and distribution is considered to be relatively remote.

In connection with TGF’s Belle Plaine Facility, Just Energy is subject to various federal, provincial and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of its employees. These laws and regulations require TGF to obtain and comply with environmental permits to operate its Belle Plaine Facility, which can require pollution control equipment or operational changes to limit actual or potential impacts on the environment. A violation of these laws, regulations or permit conditions can result in substantial fines, criminal sanctions, permit revocations and/or facility shutdowns. The Company does not anticipate a material adverse effect on its business or financial condition as a result of TGF’s efforts to comply with these requirements.

Employees

As of March 31, 2011, Just Energy employs approximately 1,055 persons, of which 10 constitute the Company’s executive group, 59 are employed in the finance and risk management departments, 33 are employed in the legal, regulatory and compliance departments, 124 are employed in the information technology group, 201 are employed in the operations department, 14 are involved in the human resources and facilities department and 614 are employed in the customer service, marketing and processing group. Approximately 850 Independent Contractors are involved in the door-to-door marketing of Energy Contracts and approximately 200 Independent Contractors market for the NHS home services division. In addition, over 4,000 Independent Representatives and 1,000 Independent Brokers are associated with Momentis and Hudson, respectively.

Real Property

Just Energy leases space for its Canadian and U.S. head offices in Mississauga, Ontario and Houston, Texas respectively, corporate office in Toronto, Ontario, operating offices in Suffern, New York and Dallas, Texas and call centres in Mississauga, Ontario and Houston, Texas as well as over 40 sales offices throughout North America.

The Company, through its ownership of TGF, owns the lands and buildings for the Belle Plaine Ethanol Facility, consisting of approximately 122,000 square feet of plant and office space situated on approximately 160 acres of land. Additionally, through the Hudson Energy Acquisition, the Company holds title to a one story office building in Largo, Florida consisting of approximately 4,800 square feet of office space situated on a parcel of land of approximately 22,000 square feet. The Largo property is primarily used as a telemarketing office.

Industry Regulation

In each jurisdiction in North America, the energy markets are regulated under the oversight of a state or provincial government agency with legislated authority to regulate generally all aspects of the industry including the sale of electricity and natural gas. Although the sale of the commodity itself is considered a ‘deregulated’ service, with the exception of Quebec and Indiana, Just Energy is required to obtain a certificate of authority or license from the regulatory agency and pursuant to that license, operate in accordance with state or provincial legislation and established regulations and rules as it pertains to the marketing of energy services within the jurisdiction. In Quebec and Indiana, Just Energy markets services under a direct contractual arrangement established with the local distribution company and is subject to operate in accordance with rules established under the distribution company’s tariffs. Just Energy currently has obtained and maintains all of the licenses and contractual arrangements required to undertake its business in all of the jurisdictions in which it operates.

There are not any specific government agencies which license the sale and rental of water heaters, furnaces and air-conditioners or ethanol. However, both NHS and TGF must comply with various statutes and regulations governing each of their respective businesses, including, without limitation, consumer protection legislation, grain purchases and environmental protection.

Financing

Just Energy Credit Facility

Concurrently with the Trust Conversion, on January 1, 2011, JEOLP and Just Energy (U.S.) amended and restated Just Energy’s credit facility to increase it to $350 million (the “Credit Facility”). To complement the Credit Facility, the Secured Suppliers and the lenders amended and restated the Intercreditor Agreement pursuant to which the Secured Suppliers and the lenders jointly hold security over substantially all of the assets (including, without limitation, the Energy Contracts) of the Company and its operating Subsidiaries (other than Alberta Energy Savings, NHS and TGF). Securities owned directly or indirectly by the Company in its operating subsidiaries (excluding, without limitation, NHS, TGF and Alberta Energy Savings) have been pledged to CIBC, the collateral agent, as part of the security. All LDC receipts are directed to bank accounts over which CIBC, as collateral agent, has a deposit account control agreement in place (each a “Blocked Account”). Gas Suppliers and Electricity Suppliers invoice the operating Subsidiaries of the Company directly and, provided that no event of default exists under the Credit Facility, the Intercreditor Agreement or the related security agreements, the Subsidiaries of the Company, on a monthly basis, pay the cost of commodity and related administration fees directly from the Blocked Accounts and remit the remaining proceeds to the Subsidiaries of the Company. Where an event of default exists, CIBC, as collateral agent, has the right to exercise control over each Blocked Account in any manner and in respect of any item of payment or proceeds thereof in accordance with the terms of the Intercreditor Agreement. The Credit Facility contains a number of covenants, including, without limitation, with respect to financial ratios. To date, Just Energy has materially complied with all covenants under the Credit Facility.

$330 Million Convertible Debentures

To fund the acquisition of Hudson, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures issued on May 5, 2010, which were assumed by the Company on the Trust Conversion. The $330 Million Convertible Debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 of each year and mature on June 30, 2017. Each $1,000 of principal amount of the $330 Million Convertible Debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 Common Shares of the Company, representing a conversion price of $18 per Share.

The $330 Million Convertible Debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by the Company, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest. The $330 Million Convertible Debentures are unsecured and are subordinated to Just Energy’s secured obligations and the $90 Million Convertible Debentures.

$90 Million Convertible Debentures

In conjunction with the acquisition of Universal on July 1, 2009, JEEC assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which have a principal value of $90 million, and which were assumed by the Company on the Trust Conversion. These debentures mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6%, payable semi-annually on March 31 and September 30 of each year. As at May 30, each $1,000 principal amount of the $90m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 31.29 Shares of the Company, representing a conversion price of $31.95 per Share. Pursuant to the $90 Million Convertible Debentures, if the Company fixes a record date for the payment of a dividend on its Common Shares, the conversion price shall be adjusted in accordance therewith.

On and after October 1, 2010, but prior to September 30, 2012, the $90 Million Convertible Debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Company’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the $90 Million Convertible Debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Company’s sole option on not more than 60 days’ and not less than 30 days’ prior notice. The $90 Million Convertible Debentures are unsecured and are subordinated to Just Energy’s secured obligations.

TGF Credit facility

A credit facility of up to $50.0 million was established with a syndicate of Canadian lenders led by Conexus Credit Union to finance the construction of the ethanol plant in 2007. The facility was further revised on March 18, 2009, and was converted to a fixed repayment term of 10 years commencing March 1, 2009, with principal repayments commencing on March 1, 2010. The interest rate is currently prime plus 3%. The credit facility was further revised on March 31, 2010 postponing the principal payments due for April 1 to June 1, 2010 and amortized them over the six month period commencing October 1, 2010 and ending March 31, 2011. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF and a general security interest on all other current and acquired assets of TGF, all of which is non-recourse to the Company or any other Just Energy entity. The credit facility includes certain financial covenants, the more significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholder’s equity. The lenders deferred compliance with the financial covenants until April 1, 2011 and TGF is currently negotiating new financial covenants with the lenders for Fiscal 2012.

TGF Debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40.0 million aggregate principal amount of debentures was entered into in 2006. On March 31, 2010, TGF entered into an agreement with the holders of the debentures to defer scheduled principal payments owing under the Debenture until April 1, 2011. The holders also deferred compliance with the financial covenants until April 1, 2011. The interest rate currently is 12% per annum, compounded annually and payable quarterly in blended payments of $1,139,331 per quarter, commencing July 1, 2011. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholder’s equity. In June 2011, the maturity date was extended to May 15, 2014, with a call right any time after April 1, 2012. The debenture holders have no recourse to the Company or any other Just Energy entity.

NHS Financing

In fiscal 2010, NHS entered into a long-term financing agreement with HTC for the funding of new and existing rental water heater, furnace or air conditioner contracts in the Enbridge gas distribution territory. On July 16, 2010, the financing arrangement was expanded to the Union gas territory. Pursuant to the agreement, NHS receives financing of an amount equal to the net present value of the first five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.99% (subject to change), and is required to remit an amount equivalent to the rental stream from customers on the water heater, furnace and air conditioning contracts for the first five, seven or ten years, respectively. No more than one third of rental agreements may be financed for either the seven or ten year term. The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited to a reserve account in the event of default. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS. HTC holds security over the contracts and equipment it has financed and has no recourse against the Company or any other Just Energy entity. NHS is required to meet a number of covenants under the agreement and, as at March 31, 2011, all of these covenants have been met. To date, 2011, approximately $129 million has been advanced to NHS under the agreements.

RISK FACTORS

The business of the Company and an investment in securities of the Company is subject to certain risks. Prospective purchasers of securities of the Company should carefully consider the risk factors set forth on page 1 and under the heading “Risk factors” at pages 46 through 53 of the MD&A (in Just Energy’s Annual Report), which portions of such documents are incorporated by reference in this Annual Information Form and are available on the SEDAR website at www.sedar.com. The principal risks and uncertainties that Just Energy can foresee are described in the above referenced excerpts, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form. The list may not be an exhaustive list as some future risks may be as yet unknown. Other risks currently regarded as immaterial, could turn out to be material. If any such risks actually occur, the business, financial condition and/or liquidity and results of operations of the Company could be materially adversely affected and the ability of the Company to pay dividends on the Common Shares could be materially adversely affected.

DIVIDENDS AND DISTRIBUTIONS

Dividends on Common Shares

The Company’s dividend policy provides that the amount of cash dividends, if any, to be paid on the Common Shares, is subject to the discretion of the Board of Directors and may vary depending on a variety of factors, including (i) the prevailing economic and competitive environment; (ii) the Company’s results of operations and earnings; (iii) financial requirements for the operations and growth of the Company and its Subsidiaries; (iv) the satisfaction of solvency tests imposed by the CBCA for the declaration and payment of dividends; (v) contractual restrictions and financing agreement covenants; and (vi) other relevant factors and conditions existing from time to time. It is the current intention of the Board of Directors to pay a dividend on the Company’s outstanding Common Shares of $1.24 annually ($0.10333 monthly) per Common Share. There is no guarantee that the Company will maintain this dividend policy.

The Shareholders of record on a dividend record date are entitled to receive dividends paid by the Company in respect of that month. Cash dividends are made on the last business day of the calendar month to the Shareholders of record on the 15th day of such month.

From April 1, 2010 to December 31, 2010, the Fund declared regular monthly distributions of $0.10333 per Unit. In 2011, the Company has declared regular monthly dividends of $0.10333 per Common Share for the months January through to and including June. For Fiscal 2011, the Fund declared aggregate distributions of $0.93 per Unit and the Company declared aggregate dividends of $0.31 per Common Share, for an aggregate of $1.24.

The following table sets forth the month of payment and the distributions per Unit paid by the Fund and dividends per Common Share paid by the Company, as applicable for the three most recently completed financial years and for the months from April 2011 to June 2011.

Record of Cash Distributions/ Dividends (1)	Fiscal 2012 $ Per Common Share		Fiscal 2011 $ Per Unit/ Common Share(2)	Fiscal 2010 $ Per Unit		Fiscal 2009 $ Per Unit
April	0.10333		0.10333	0.10333		0.10083
May	0.10333		0.10333	0.10333		0.10083
June	0.10333	(5)	0.10333	0.10333		0.10083
July	—		0.10333	0.10333		0.10333
August	—		0.10333	0.10333		0.10333
September	—		0.10333	0.10333		0.10333
October	—		0.10333	0.10333		0.10333
November	—		0.10333	0.10333		0.10333
December	—		0.10333	0.10333		0.10333
				0.20	(4)	0.165	(3)
January	—		0.10333	0.10333		0.10333
February	—		0.10333	0.10333		0.10333
March	—		0.10333	0.10333		0.10333

Notes:

(1)	All distributions and dividends are paid on the last day of the month to Unitholders or Shareholders, as applicable, of record on the 15th day of the month.

(2)	Dollars per Unit from April 2010 and to 2010 and dollars per Common Share from January 2011 to March 2011

(3)	Special distribution declared December 18, 2008, to persons who were Unitholders of record at December 31, 2008 payable as to 100% in cash on January 31, 2009. Similar arrangements were made by JEC to ensure that the special distribution was made available in 2009 to the holders of Class A Preference Shares, unit appreciation rights and deferred unit grants on the December 31, 2008 record date.

(4)	Special Distribution declared December 15, 2009, to persons who were Unitholders of record at December 31, 2009 payable as to 100% in cash on January 31, 2010. Similar arrangements were made by JEC to ensure that the special distribution was made available in 2010 to the holders of Class A Preference Shares, unit appreciation rights and deferred unit grants on the December 31, 2009 record date.

(5)	Regular monthly dividend declared June 3, 2011, payable on June 30, 2011 to persons who were Shareholders on June 15, 2011.

(6)	Distributions are also paid on all outstanding RSGs and DSGs equal to the distribution or dividend paid on the Common Shares. As of June 20, 2011, there were 3,340,979 RSGs and 109,655 DSGs outstanding.

MARKET FOR SECURITIES

Common Shares of the Company and Units of the Fund

The Common Shares of the Company are listed for trading on the TSX under the symbol JE. Prior to the Trust Conversion, the Units of the Fund were listed for trading on the TSX under the symbol JE.UN. The following table sets forth the price range and trading volume of Units and Common Shares, as applicable, traded on the TSX for the periods indicated as reported by the TSX.

Period	High ($)	Low ($)	Volume
2011
January	16.13	14.75	11,802,598
February	15.85	14.20	11,373,908
March	15.70	14.62	7,985,599
April	15.78	14.96	5,024,080
May	15.57	14.57	6,437,728
June (1 – 17)	14.95	13.70	3,579,907
2010
April	14.37	13.31	10,254,841
May	13.50	11.17	8,217,514
June	13.30	12.43	7,890,395
July	13.50	12.55	8,259,206
August	13.95	12.90	7,370,670
September	14.66	13.85	6,854,561
October	15.73	14.50	5,966,965
November	15.50	14.10	8,373,977
December	15.19	14.10	9,267,606

$330 Million Convertible Debentures

The $330 Million Convertible Debentures began trading on the TSX under the trading symbol JE.DB on May 5, 2010. Pursuant to the Trust Conversion, the Company assumed all of the obligations under the $300 Million Convertible Debentures from the Fund. The following table sets forth trading information for the $330 Million Convertible Debentures for the periods indicated as reported by the TSX:

Period	High ($)	Low ($)	Volume
2011
January	103.00	100.20	6,578,000
February	104.25	101.30	4,332,500
March	103.50	101.25	2,811,000
April	104.00	100.80	1,775,000
May	103.50	102.00	3,377,000
June (1 -17)	103.00	99.75	4,026,000
2010
April	N/A	N/A	N/A
May	97.90	93.00	15,613,500
June	98.20	94.25	13,011,000
July	99.00	96.50	7,531,000
August	100.00	98.50	21,902,000
September	100.50	99.32	22,489,000
October	102.00	99.80	10,048,000
November	100.95	98.25	12,378,500
December	100.50	98.50	11,106,500

$90 Million Convertible Debentures

The $90 Million Convertible Debentures are traded on the TSX under the symbol JE.DB.A. On the Trust Conversion, the Company assumed all of the obligations under the $90 Million Convertible Debentures from JEEC, which had previously assumed the obligations from Universal pursuant to the Universal Acquisition. The $90 Million Convertible Debentures began trading on the TSX under the symbol JEX.DB on July 6, 2009 following the Universal Acquisition. Prior thereto, the $90 Million Convertible Debentures traded on the TSX under the symbol UEG.DB. The following table sets forth trading information for the $90 Million Convertible Debentures for the periods indicated as reported by the TSX:

Period	High ($)	Low ($)	Volume
2011
January	103.00	99.50	3,085,000
February	103.25	101.30	1,949,000
March	102.50	101.75	1,034,000
April	103.50	101.25	1,403,000
May	102.50	101.00	1,463,000
June (1 -17)	102.50	101.00	460,000
2010
April	102.00	98.00	1,848,000
May	100.00	97.00	2,495,000
June	101.00	97.00	3,172,000
July	100.75	100.00	737,050
August	101.50	99.50	2,169,000
September	101.26	100.61	3,159,700
October	101.50	100.00	2,294,000
November	101.50	100.10	2,053,000
December	101.45	101.00	918,000

PRIOR SALES

The Company, or its predecessor, the Fund, issued the following securities during the most recently completed fiscal year, none of which are listed or quoted on a marketplace: The grant date value of the UARs or RSGs, as applicable, is based on the closing price of the Units or Common Shares, as applicable, on the TSX on the day prior to the grant date.

1.	5,920 UARs were granted on April 22, 2010 having grant date value of $13.95 per UAR.

2.	5,660 UARs were granted on May 27, 2010 having grant date value of $12.29 per UAR.

3.	7,524 UARs were granted on June 30, 2010 having grant date value of $12.43 per UAR.

4.	6,094 UARs were granted on August 1, 2010 having grant date value of $12.71 per UAR.

5.	7,124 UARs were granted on August 12, 2010 having grant date value of $14.30 per UAR.

6.	5,860 UARs were granted on August 13, 2010 having grant date value of $13.08 per UAR.

7.	3,000 UARs were granted on August 30, 2010 having grant date value of $13.66 per UAR.

8.	50,000 UARs were granted on September 8, 2010 having grant date value of $14.33 per UAR.

9.	7,556 UARs were granted on September 15, 2010 having grant date value of $13.56 per UAR.

10.	8,846 UARs were granted on October 1, 2010 having grant date value of $14.64 per UAR.

11.	12,506 UARs were granted on November 1, 2010 having grant date value of $15.01 per UAR.

12.	8,817 UARs were granted on December 1, 2010 having grant date value of $14.27 per UAR.

13.	7,853 RSGs were granted on January 26, 2011 having grant date value of $15.55 per RSG.

14.	14,530 RSGs were granted on February 22, 2011 having grant date value of $14.81 per RSG.

15.	672,029 RSGs were granted effective March 31, 2011 having grant date value of $15.58 per RSG.

In addition, as part of their fee based compensation, DSGs or Common Shares are issued to directors at the end of each quarter at a value per DSG or Common Share equal to the 20 day simple average closing price of the Units or Common Shares, as applicable on the TSX preceding the quarter end.

The following table describes the number of DSGs or Common Shares granted, the date granted, and the 20 day simple average closing price of Units or Common Shares, as applicable, used to determine the number of DSGs or Common Shares granted.

Quarter Ended	Total Number of DSGs/ Common Shares Granted	10 Day Average Closing Price

June 30, 2010	4,575	$12.86
September 30, 2010	3,729	$14.16
December 31, 2010	3,899	$14.58
March 31, 2011	3,644	$15.22

ESCROWED SECURITIES

In connection with the Universal Acquisition, 5,436,226 Exchangeable Shares were placed in escrow with Computershare as escrow agent on July 1, 2009. On July 1, 2010, 2,718,113 of the escrowed Exchangeable Shares were released from escrow, with the remainder (which were automatically exchanged for Common Shares pursuant to the Trust Conversion) to be released on July 1, 2011.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The names, municipalities of residence, year of appointment (in the case of directors) and the principal occupations of the directors and executive officers of the Company during the five preceding years are as follows:

Name, Municipality of Residence and Year of Appointment for Directors (5)	Position with the Company (or a wholly owned subsidiary)	Principal Occupation(s) During Five Preceding Years
John A. Brussa (2) (4) Calgary, Alberta 2001	Director	Partner, Burnet, Duckworth & Palmer LLP (law firm)

B. Bruce Gibson (1) (2) Austin, Texas 2010	Director	Principal, Ryan Inc. (public affairs and legislative consulting) Chief of Staff, Lieutenant Governor, State of Texas (2003 to January 2008)

The Hon. Gordon D. Giffin (2)(4) Atlanta, Georgia 2006	Director	Senior Partner, McKenna, Long & Aldridge LLP (law firm)

Ken Hartwick, C.A. Milton, Ontario 2008	Director, Chief Executive Officer and President

President and Chief Executive Officer of the Company (currently)

President of the Company (March, 2006 to March 2008)

Chief Financial Officer of the Company (April 2004 to March 2006 and from July 2007 until December 2007)

The Hon. Michael Kirby (1)(4) Ottawa, Ontario 2001	Director

Corporate Director and Chair – The Mental Health Commission of Canada (currently)

Member of the Senate of Canada (1984 to October 2006)

Chair of the Standing Senate Committee on Social Affairs, Science and Technology (until 2006)

Rebecca MacDonald Toronto, Ontario 2001	Director and Executive Chair of Board	Executive Chair of the Company (currently)

The Hon. R. Roy McMurtry (2)(3) Toronto, Ontario 2007	Director	Counsel, Gowling Lafleur Henderson LLP (law firm) (currently) Chief Justice, Province of Ontario (February 1996 to May 2007)

The Hon. Hugh D. Segal ((1)2)(3)(4)(5) (6) Kingston, Ontario 2001	Lead Director and Vice Chair of Board

Senior Fellow, School of Policy Studies,
Queen’s University (currently)

Member of the Senate of Canada (currently)

Senior Research Fellow at McMillan LLP
(currently)

President of the Institute of Research on
Public Policy (research institute) (until May
31, 2006)

Name, Municipality of Residence and Year of Appointment for Directors (5)	Position with the Company (or a wholly owned subsidiary)	Principal Occupation(s) During Five Preceding Years
Brian R.D. Smith Q.C.(1)(2)(4) Victoria, British Columbia 2001	Director	Federal Chief Treaty Negotiator and Energy Consultant (currently)

Beth Summers, C.A. Oakville, Ontario	Chief Financial Officer	Chief Financial Officer of the Company (currently) Chief Financial Officer and Executive Vice President, Hydro One Inc. (electric utility) from March 2004 to January 2009

James W. Lewis Pearland, Texas	Executive Vice President and Chief Operating Officer

Executive Vice President and Chief Operating Officer (currently)

Senior Vice President, Operations and Retention of the Company (April 2008 to June 2011)

Vice President, Retail Consolidated Billing Markets of the Company (May 2007 to March 2008)

Vice President, Texas Operations of Just Energy Texas LLC (May 2002 to May 2007)

Deborah Merril Houston, Texas	Executive Vice-President, Commercial

Executive Vice President, Commercial and President of Hudson (currently)

Vice President, Sales and Marketing of Texas Energy Savings (May 2007 to April 2008)

Vice President, Sales and Marketing of Just Energy Texas LLC (May 2002 to May 2007)

Darren Pritchett Kilbride, Ontario	Executive Vice-President, Consumer Sales	Executive Vice-President, Consumer Sales of the Company (currently) Self-employed National Distributor for Just Energy (until April 30 2008)

Gord Potter Richmond Hill, Ontario	Executive Vice-President, Regulatory and Legal Affairs

Executive Vice-President Regulatory and Legal Affairs of the Company (currently)

Senior Vice-President, Regulatory Affairs of the Company (April 2007 to April 2009)

Vice President, Regulatory Affairs of the Company (April 2005 to March 2007)

Stephanie M. Bird Toronto, Ontario	Senior Vice-President and Corporate Risk Officer	Senior Vice-President and Corporate Risk Officer of the Company (currently) Vice-President and Corporate Risk Officer of the Company (April 2006 to March 2010)

Chris C. Domhoff Dallas, Texas	Executive Vice President, Network Marketing	Executive Vice President Network Marketing of Momentis (currently) Chief Executive Officer, Ignite (Stream Energy), (energy sales/network marketing) (November 2004 to November 2009)

Name, Municipality of Residence and Year of Appointment for Directors (5)	Position with the Company (or a wholly owned subsidiary)	Principal Occupation(s) During Five Preceding Years
Christian R. McArthur Georgetown, Ontario	Senior Vice President, Supply

Senior Vice President, Supply of the Company (currently)

Vice President, Supply (October 2007 to March 2010)

Director, Load Forecasting and Supply of the Company (April 2006 to October 2007)

Manager, Load Forecasting and Supply of the Company (April 2005 to April 2006)

Jason A. Herod Unionville, Ontario	Senior Vice President and General Manager, Canada

Senior Vice President and General Manager, Canada (currently)

Senior Vice President, Sales and Marketing of the Company

(April 2010 to March 2011)

Vice President Sales and Marketing of the Company

(August 2008 to March 2010)

Vice President, Corporate Planning and Forecasting of the Company

(November 2006 to August 2008)

Director of Operations, Financial Reporting of the Company

(April 2004 to November 2006)

Stuart Rexrode Houston, Texas	Senior Vice President and General Manager, U.S. South

Senior Vice President and General Manager, U.S. South (currently)

Vice President, Finance and Business Development of Momentis (April 2010 to April 2011)

Vice President, Business Development of the Company (May 2007 to March 2010)

Vice President of Just Energy Texas LLC (May 2002 to May 2007)

Andrew Weiner, Cape Coral, Florida	Senior Vice President and General Manager, U.S. Midwest

Senior Vice President and General Manager, U.S. Midwest of the Company (currently)

Self-employed National Distributor for Just Energy (July 2009 to March 2011)

Senior Vice President, Universal Gas & Electric Corporation (Michigan energy retailer)

(March 2006 to June 2009)

Richard R. Early Markham, Ontario	Vice-President, Human Resources	Vice-President, Human Resources of the Company (currently)

Name, Municipality of Residence and Year of Appointment for Directors (5)	Position with the Company (or a wholly owned subsidiary)	Principal Occupation(s) During Five Preceding Years
Jonah T. Davids Toronto, Ontario	Vice President and General Counsel

Vice President and General Counsel of the Company (currently)

Senior Legal Counsel and Assistant Secretary of the Company (April 2009 to March 2010)

Counsel and Assistant Secretary of the Company (December 2007 to March 2009)

Lawyer, McMillan LLP (law firm) (February 2002 to November 2007)

Lisa O’Connor Oakville, Ontario	Vice President and Corporate Controller	Vice President and Corporate Controller of the Company (currently) Controller of the Company (April 2005 to March 2007)

Gillian Tooke, Toronto, Ontario	Vice President, Treasury and Financial Operations

Vice President, Treasury and Financial Operations of the Company (currently)

Director, Treasury of the Company (April 2008 to March 2010)

Director, Treasury and Credit of the Company (March 2006 to March 2008)

Patrick Chan Markham, Ontario	Vice President, Tax

Vice President, Tax of the Company (currently)

Director of Tax, Oxford Properties Group Inc. (Property Developer and Manager) (May 2008 to March 2009)

Vice President, Tax of the Company (April 2007 to May 2008)

Director of Taxation of the Company (2004 to March 2007)

Notes:

(1)	Member of the Audit Committee. Mr. Kirby is the Chair of the Committee.

(2)	Member of the Compensation, Human Resources, Environmental, Health and Safety Committee. Mr. Smith is the Chair of the Committee. Messrs Brussa and Giffin are non-voting members.

(3)	Member of the Nominating and Corporate Governance Committee. Mr. Segal is the Chair of the Committee.

(4)	Member of the Risk Committee. Mr. Kirby is the Chair and Mr. Giffin is the Vice-Chair of the Committee.

(5)	Each of the persons who are directors of the Company, became a director of the Company on December 31, 2010, immediately prior to the Trust Conversion. Prior to the Trust Conversion, each director was a director of JEC, the administrator of the Fund. Ms. MacDonald, Mr. Segal, Mr. Kirby and Mr. Brussa were appointed to act as directors of JEC on April 30, 2001. Mr. Smith was appointed to the Board of JEC on August 21, 2001. Mr. Giffin was elected to the Board on June 29, 2006. Mr. McMurtry was elected to the Board on June 28, 2007. Mr. Hartwick was appointed to the Board on August 8, 2008. Mr. Gibson was appointed to the Board on January 1, 2010. Each of the persons who is listed above as a director has continued as a director of JEC and subsequently as a director of the Company since their initial appointment. The present term of office of each director will expire immediately prior to the election of directors at the next annual meeting of Shareholders.

(6)	Appointed lead director by the Board on January 17, 2005 and Vice Chair of the Board on May 20, 2010.

As of May 30, 2011, the above directors and executive officers of the Company, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of approximately 7,178,212 Common Shares, representing approximately 5.2% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set forth below, no director or executive officer of the Company, or a security holder holding a sufficient number of securities of the Company to affect materially the control of the Company is, as at the date hereof, or has been within the 10 years before the date hereof, a director, or executive officer of any company that, while such person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of such person ceasing to act in that capacity become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company, or a security holder holding a sufficient number of securities of the Company to affect materially the control of the Company (or any personal holding company of such person), has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

John A. Brussa, a director of the Company, was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) which resulted in the separation of its two businesses and the creation of two public corporations: Imperial Metals Corporation and IEI Energy Inc. (which became Rider Resources Ltd). The plan of arrangement was completed in April 2002.

The Hon. Gordon D. Giffin, a director of the Company, was a director of Abitibi Bowater Inc. from October 29, 2007 until his resignation on January 22, 2010. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the CCAA with the Superior Court of Quebec in Canada.

Personal Bankruptcies

No director or executive officer of the Company, or a security holder holding sufficient securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons, has, within the 10 years preceding the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of the Company will be subject in connection with the operations of the Company. In particular, certain of the directors and officers of the Company are involved in managerial or director positions with other energy companies whose operations may, from time to time, be in direct competition with those of the Company or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Company. Conflicts, if any, will be subject to the procedures and remedies available under the CBCA. The CBCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided in the CBCA. As at the date hereof, the Company is not aware of any existing material conflicts of interest between the Company or a subsidiary of the Company and any director or officer of the Company or a Subsidiary of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, there are no outstanding legal proceedings or regulatory actions to which the Company or any of its Subsidiaries is a party or in respect of which any of their respective properties are subject, which are either: (a) individually, for claims in excess of 10% of the current asset value of the Company, or (b) material to the Company or any of its Affiliates, nor are there any such proceedings known to be contemplated.

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power. California appealed the decision. In May, 2011, FERC affirmed the Administrative Law Judge’s finding. The agency also found that while sellers had quarterly reporting errors, without a showing that the sellers accumulated market power, the California Parties cannot demonstrate that a nexus existed between the sellers’ improper or untimely quarterly transaction reports and their individual accumulation of market power. The California Parties must seek rehearing from FERC and then may file an appeal with the U.S. Court of Appeals for the Ninth Circuit. CEI continues to vigorously contest this matter and it is not expected to have a material impact on the financial condition of the Company.

Management believes that the pending legal action against Commerce is not expected to have a material impact on the financial condition of the Company at this time. Just Energy will resolve or vigorously contest the claims in these matters and in any other non-material litigation matters.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of JEC the Company any person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or is reasonably expected to materially affect the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Ernst & Young LLP, Chartered Accountants, Toronto, Ontario. Based on the recommendation of the Audit Committee of the Company, the Board has proposed that Ernst & Young LLP continue as auditors of the Company at the Annual General Meeting of the Company to take place on June 29, 2010.

Computershare Investor Services Inc. at its principal transfer offices in Toronto, Ontario acts as the transfer agent and registrar for the Common Shares, the $330 Million Convertible Debentures and the $90 Million Convertible Debentures.

INTEREST OF EXPERTS

There is no person or company whose profession or business gives authority to a statement, report or valuation made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or related to, the Company’s most recently completed financial year other than Ernst &Young LLP, the Company’s current auditors. Ernst & Young LLP have confirmed that they are independent within the meaning of the rules of professional conduct of the Institute of Chartered Accountants of Ontario. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of Company.

MATERIAL CONTRACTS

Except for contracts entered into by the Just Energy in the ordinary course of business or otherwise disclosed herein, the only material contracts entered into by the Company and/or its Subsidiaries are: the Credit Facility, the $330 Million Debenture Indenture (as amended and supplemented from time to time), the $90 Million Debenture Indenture (as amended and supplemented from time to time) and the Hudson Acquisition Agreement, each of which is described herein. Copies of the Company’s material agreements are available on the Company’s SEDAR profile at www.sedar.com.

AUDIT COMMITTEE INFORMATION

Multilateral Instrument 52-110 of the Canadian Securities Administrators requires the Company to disclose annually in its AIF certain information relating to the Company’s Audit Committee and its relationship with its independent auditors. Schedule “A” contains the additional information contemplated by Form 52-110F1-“Audit Committee Information required in an AIF”, including information with respect to the financial literacy and experience of each member of the Audit Committee. The text of the mandate for the Audit Committee is included in Schedule “B”.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com or on the Company’s website at www.justenergygroup.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Information Circular of the Company for its most recent annual meeting of Shareholders that involved the election of directors of the Company. Additional financial and other information is contained in the Financial Statements and the MD&A.

SCHEDULE “A”-FORM 52-110F1

AUDIT COMMITTEE INFORMATION REQUIRED IN AN AIF

(March 31, 2011)

The Audit Committee’s Charter. The text of the Company’s Audit Committee’s charter as approved on December 24, 2010 is attached hereto as Schedule “B”.

Composition of the Audit Committee and Relevant Education and Experience. At March 31, 2011, the Company’s Audit Committee consisted of Michael J.L. Kirby (Chair), Hugh D. Segal, Brian R.D. Smith and B. Bruce Gibson. All members of the audit committee are independent and financially literate (as those terms are defined in Multilateral Instrument 52-110 – Audit Committees). Mr. Kirby, Chair of the Committee, has a PhD in applied mathematics and has been Chair of the Audit Committee for over eight years. He has been a member of the faculty of several business schools, including the University of Chicago. For several years in the 1990’s he was Chair of the Standing Senate Committee on Banking, Trade and Commerce, the Senate Committee which is responsible for all legislation and regulations affecting business. Until recently, Mr. Kirby was Vice-Chair of the Accounting Standards Oversight Board. Currently, he serves as a director of five TSX listed companies and is chair of the Audit Committee of three of them, being Company, The Bank of Nova Scotia and Indigo Books & Music Inc. Mr. Smith became a director of JEC on August 21, 2001 and a member of the Audit Committee on August 13th, 2003. Mr. Smith has had significant business experience including serving as Chair of BC Hydro from February 1996 to June 2001 and Chair of Canadian National Railways from 1989 to 1994 where, in both positions he was inextricably involved in strategic financial planning and reporting. In his role as Minister of Education, Minister of Energy and Mines and Attorney General in the government of the Province of British Columbia between 1979 and 1994, Mr. Smith developed an acute understanding of public and private finance matters. Mr. Smith serves on the board of two Canadian publicly listed companies and has previously served as a member of the audit committee of a Canadian publicly listed company. Mr. Segal was President of the Institute for Research on Public Policy until May 31, 2006 and has been a member of the Company’s Audit Committee since 2003. Mr. Segal serves as a director of two TSX listed companies, SNC Lavalin Inc. and Sun Life Financial Inc. He has served as a member of the audit committee of two publicly listed companies. He is a senior fellow at the Queen’s School of Policy Studies and an Adjunct Professor at the Queen’s School of Business. Mr. Segal developed the ability to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves as President, between 1982 and 1991 of a company with $100 million in sales. Beyond his undergraduate degree and business experience, Mr. Segal studied trade economics at the graduate level and between 1982 and 1991, advised clients on takeovers and merger activity. Between 1996 and 1998 he also served on the staff of a major Bay Street investment firm. Mr. Gibson has been a Principal of Ryan Inc. for over three years, became a director of the Company on January 1, 2010 and was appointed a member of the Company’s Audit Committee on February 11, 2010. As Chief of Staff to the Lieutenant Governor, State of Texas, Mr. Gibson had oversight responsibility for the budget of the State of Texas for four years. As a Principal of Ryan, Inc., Senior Vice President of Reliant Energy for five years and in many other business roles he has had considerable financial experience in reviewing and responsibility for financial statements of several large private enterprises.

Pre-Approval Policies and Procedures. Recommendations are made from time to time from management to the Audit Committee for the engagement of all non-audit services. The Audit Committee considers such recommendations for pre-approval at its quarterly meetings or sooner, if necessary providing that where necessary, this function may be delegated to the Chair of the Audit Committee for approval on the basis that the Chair reports all such approvals to the Audit Committee at its next regularly scheduled meeting.

External Auditor Service Fees (By Category). For fiscal 2011, fees charged by Ernst & Young LLP for audit and related services to the Company and its Subsidiaries were $827,000 (2010- KPMG LLP—$1,234,400). Additional fees for tax related services were $161,500 (2010—KPMG LLP—$140,095); and other fees were $103,331 (2010 – KPMG LLP— $14,700). Total fees for fiscal 2011 were $1,091,831 (2010— KPMG—$1,389,195). No other services were provided to the Company and its Subsidiaries by Ernst & Young LLP. KPMG LLP previously served as the Company’s auditors for the year ending March 31, 2010.

SCHEDULE “B”—AUDIT COMMITTEE MANDATE

JUST ENERGY GROUP INC.

1.	COMPOSITION

(a)	Applicable Canadian corporate and provincial securities legislation, regulation and policies and the Toronto Stock Exchange by-laws rules, regulation and policies (“Applicable Legislation”) require that an audit committee (the “Committee”) be comprised of a minimum of three directors, each of whom will be financially literate and independent as defined by Applicable Legislation and each of whom shall not have any material relationship with the Company or any affiliate thereof, ie., a relationship that could, in the view of the Company’s board of directors (the “Board”) reasonably interfere with the exercise of a member’s independent judgment.

(b)	The Board of Directors of the Company (the “Board”) will appoint the members of the Committee annually at the first meeting of the Board after the annual meeting of shareholders of the Company and shall ensure that the members of the Committee meet the qualifications and other requirements outlined in (a) above.

(c)	Committee members will be appointed for a one year term and may be reappointed subject to the discretion of the Board having regard: (i) to Applicable Legislation and, (ii) the desire for continuity and for periodic rotation of Committee members.

(d)	One of the members of the Committee who is otherwise qualified under Applicable Legislation shall be appointed Committee Chair by the Board. The Committee shall appoint a Secretary. Any Committee member, who for any reason, is no longer independent, ceases to be a member of the Committee.

2.	AUTHORITY

(a)	The Board may authorize the Committee to investigate any activity of the Company and any affiliate thereof for which the Committee has responsibility or with respect to those responsibilities imposed on audit committees herein and by Applicable Legislation. All employees are to co-operate as requested by the Committee.

(b)	The Committee may, without the approval of management, retain persons having special expertise to assist the Committee in fulfilling its responsibilities, including outside counsel or financial experts and provide for their remuneration.

(c)	The external auditor and internal audit shall report to the Committee.

3.	MEETINGS

(a)	The Committee is to meet at least four times per year preferably immediately following the meeting of the Risk Committee. The meetings will be scheduled to permit the review of the scope of the audit as presented by the Company’s auditor before commencement of the audit and the timely review of the quarterly and annual financial statements and such other annual filings required to be made by the Company and any affiliate thereof containing financial information about the Company and any affiliate thereof including the AIF, MD&A (quarterly and annual), quarterly press releases, reports to Shareholders the management proxy circular and such other disclosure documents applicable to the Company and any affiliate thereof which contain financial data based upon, derived from or to form part of the financial statements of the Company and contemplated by Applicable Legislation.

(b)	Meetings of the Committee shall be validly constituted if a majority of members of the Committee are present in person or by telephone conference. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any member or the external auditors or any director of the Company not a member of the Committee.

(c)	Any member of the external auditors of the Company is entitled to receive notice of every meeting of the Committee and at the Company’s expense, to attend and be heard thereat and, if requested by a member of the Committee, to attend any meeting of the Committee.

(d)	The Committee should require the attendance of the Company’s auditors at least once each year, and at such other times as the Committee deems appropriate in the context of Applicable Legislation and its responsibilities as outlined below. The Company’s external auditor shall be requested to review and comment on all disclosure documents issued by the Company containing financial statements or information derived therefrom.

(e)	The Committee shall meet privately with the external auditor at least quarterly excluding members of management other than the Secretary to the Committee. The Committee shall meet privately with the internal audit staff at least twice yearly excluding other members of management other than the Secretary to the Committee.

4.	REPORTING

(a)	The minutes of all meetings of the Committee are to be provided to the Board and to the Company’s auditor. Oral reports by the Chair on recent matters not yet minuted will be provided to the Board at its next meeting. Minutes of all Committee meetings will be subsequently reviewed and approved by the Committee.

(b)	Supporting schedules and information reviewed by the Committee will be available for examination by any director or the Company’s auditor upon request to the Secretary of the Committee.

5.	RESPONSIBILITIES

The general responsibility of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the integrity of annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; (v) performance of the internal and external audit process and of the independent auditor; and (vi) to the extent not addressed by the Risk Committee, the implementation and effectiveness of the policies of the Company relating to Risk Management Policy and Procedures, the Policy on Dividends and such other policies of the Company approved from time to time by the Board or the Committee.

•	The specific responsibilities of the Committee shall be as follows:

(a) to review the Company’s quarterly and annual financial statements and any other financial statements of the Company and its affiliates required to be prepared by Applicable Legislation or otherwise for dissemination to the public, so as to be satisfied they are fairly presented in accordance with generally accepted accounting principles and in accordance with Applicable Legislation and to recommend to the Board whether the quarterly and the annual financial statements and any such other financial statements should be approved by the Board;

(b) prior to the dissemination to the public, to review the financial information and financial data contained in the Company’s quarterly financial statements, Annual Report to Shareholders and other financial publications of the Company or any affiliate thereof (including the Company’s interim and year end management discussions and analysis of financial condition and results of operation, annual information form, proxy information circular, quarterly press releases and material and timely disclosure reports containing any financial data) and the financial information contained in a prospectus of the Company or any affiliate thereof or other document filed with any regulatory authority so as to be satisfied that the financial information and financial data is not significantly erroneous, misleading or incomplete and contains full, true and plain disclosure of all material facts or as otherwise required by Applicable Legislation and to make recommendations to the Board with respect to all such disclosure documents;

(c) to be satisfied that management of the Company and any affiliate thereof have implemented appropriate systems of capture of financial information and internal control over financial reporting and that these are operating effectively;

(d) to be satisfied that management of the Company and the Company have implemented appropriate systems of internal control to ensure compliance with Applicable Legislation and ethical requirements and particularly to be satisfied that internal controls over financial reporting and disclosure controls and procedures are in place and that internal controls have been designed and implemented to provide reasonable assurance that the Company’s financial statements and other documents required to be mailed to shareholders or filed with regulatory authorities are fairly presented so as to enable the Chief Financial Officer and the Chief Executive Officer (and any other officer or director of the Company as may be required by Applicable Legislation) to personally certify the Company’s financial statements as required by Applicable Legislation;

(e) to the extent not addressed by the Risk Committee, to be satisfied that management of the Company and each affiliate thereof have implemented effective systems to identify significant financial and other risks of the business and changes to these risks. The Committee will review reports from management related to these risks and to make recommendations to the Board with respect to a Risk Management Policy;

(f) to recommend to Board the appointment of external auditors nominated at each annual meeting of shareholders and provide oversight with respect to the external audit engagement. The Committee will also recommend to the Board the re-appointment or appointment of the external auditors and the compensation payable to them. The Committee will pre-approve all non audit services to be provided to the Company and its affiliates by the Company’s external auditors providing that where necessary, this function may be delegated to the Chair of the Committee for approval on the basis that the Chair reports all such approvals to the Committee at its next regularly scheduled meeting;

(g) to be satisfied that any significant or material matter brought to the attention of the Committee by the Company’s external auditors and internal audit or matters where there is significant disagreement between the Company’s external auditors and/or internal audit and Company officers (including the resolution or proposed resolution thereof) are communicated to the Board;

(h) to be satisfied that all significant matters raised in any report to management by the external auditors and internal audit are being addressed and dealt with by management in a satisfactory manner and, to the extent they are not, to make a report to the Board;

(i) to be satisfied that the declaration and payment of dividends by any affiliate of the Company to the Company or to any affiliate thereof and the declaration and payment of dividends by the Company to its shareholders, meet applicable legal requirements and Applicable Legislation and to make recommendations to the Board with respect thereto;

(j) as and when required by Applicable Legislation or as otherwise required including the laws and regulations in all jurisdictions in which it operates to establish independent procedures (A) for the receipt, retention and treatment of complaints received by the Company or any affiliate thereof regarding accounting, internal accounting controls or auditing matters, and (B) for the confidential communication of anonymous submissions to the Company or any affiliate thereof and a member of the Committee of concerns regarding questionable accounting or auditing matters from employees including the submission of those complaints and concerns by logging into www.justenergy.ethicspoint.com, selecting the Just Energy Group or JEG as the company and following the prompts which are available. This service is interactive and anonymous;

(k) as and when required by Applicable Legislation, to be satisfied that disclosure controls and procedures are in place to ensure that material information required to be disclosed by Applicable Legislation is recorded, processed and summarized and reported within the time periods specified in Applicable Legislation;

(l) to ensure that the external auditors report annually on matters of independence;

(m) to ensure that the external and internal auditors prepare an external audit plan which, with any changes thereto, is reviewed by and acceptable to the Committee;

(n) to review and approve the hiring policies of the Company and any affiliate thereof regarding partners, employees (past or current) of the present and former external auditors of the Company;

(o) to review semi-annually all expenses relating to consulting and professional services including legal and audit;

(p) to review semi annually executive business expenses;

(q) to review, analyse and implement all necessary procedures, controls and other similar requirements relating to financial matters arising from proposals to amend or introduce Applicable Legislation and the implementation or promulgation thereof;

(r) once or more annually, as the Corporate Governance and Nominating Committee (CGN Committee) decides, to receive for consideration that Committee’s evaluation of this Mandate and any recommended changes. Review and assess the CGN Committee’s recommended changes and make recommendations to the Board for consideration.

(s) to carry out any other appropriate duties and responsibilities assigned to the Committee by the Board.

(t) to honour the spirit and intent of Applicable Legislation as it evolves, authority to make minor technical amendments to this Mandate is delegated to the Corporate Secretary, who will report any amendments to the CGN Committee at its next meeting.

•

The Chair of the CGN Committee, in consultation with the Chair of the Committee, will periodically review the effectiveness of the Committee and the performance of each Committee member and report to the Board on their conclusions.

(Approved as amended by the Board of Directors of the Company on December 24, 2010, effective as of January 1, 2011)